HEVO, Inc.

(a Delaware Corporation)

Audited Consolidated Financial Statements

As of the years ended December 31, 2025 and 2024

Consolidated Financial Statements

HEVO, Inc.

Table of Contents

Alice CPA

Independent Auditor's Report

April 29, 2026
To the Shareholders of HEVO Inc.
Re: 2025-2024 Consolidated Financial Statement Audit – HEVO Inc.
New York, NY

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the consolidated financial statements of HEVO Inc., which comprise the consolidated balance sheets as of December 31, 2025 and December 31, 2024, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements. In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of HEVO Inc. as of December 31, 2025 and December 31, 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The accompanying financial information has been prepared assuming that the Company will continue as a going concern. As discussed in Note 15 to the consolidated financial statements, the Company has suffered recurring losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the conditions and events and management's plans regarding these matters are also described in Note 15. The accompanying financial information does not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated financial statements section of our report. We are required to be independent of HEVO Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about HEVO Inc.'s ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of HEVO Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about HEVO Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
April 29, 2026

HEVO Inc.
CONSOLIDATED BALANCE SHEETS
December 31, 2025 and 2024
(Audited)

	2025	2024
ASSETS		
Current Assets		
Cash and cash equivalents	$ 268	$ 27,940
Accounts receivable	-	108,430
Inventories	137,932	137,932
Deposits	31,581	-
Prepaid and other current assets	107,198	94,843
Total Current Assets	276,979	369,145
Noncurrent Assets		
Property and equipment, net	56,319	101,855
Right-of-use asset, net	113,124	109,878
Intangible assets, net	447,395	561,203
Deposits	-	31,581
Total Noncurrent Assets	616,838	804,517
Total Assets	$ 893,817	$ 1,173,662

The accompanying notes are an integral part of these consolidated financial statements.

HEVO Inc.
CONSOLIDATED BALANCE SHEETS (CONTINUED)
December 31, 2025 and 2024
(Audited)

	2025	2024
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current Liabilities		
Accounts payable	$ 204,554	$ 414,331
Accrued expenses	2,035,537	3,038,983
Shareholder loans	30,000	18,180
Lease liability, Current portion	125,089	111,517
Total Current Liabilities	2,395,180	3,583,011
Long-Term Liabilities		
Loan payable	1,000,000	1,000,000
Convertible note payable	500,000	500,000
Total Long-Term Liabilities	1,500,000	1,500,000
Total Liabilities	3,895,180	5,083,011
Stockholders' Deficit		
Common stock voting, $0.0001 par value; 20,000,000 authorized, 6,253,966 shares issued and outstanding as of December 31, 2025 and 2024	625	625
Common stock non-voting, $0.0001 par value; 10,000,000 authorized, 1,010,417 shares issued and outstanding as of December 31, 2025 and 2024	102	102
Preferred stock, $0.0001 par value; 10,000,000 authorized, 6,714,199 and 6,189,369 shares issued and outstanding as of December 31, 2025 and 2024, respectively.	670	619
Additional paid-in capital	13,340,274	11,434,860
Common stock warrants receivable	-	(180,000)
Preferred stock receivable	(348,785)	-
SAFE notes	8,271,318	8,001,318
Accumulated deficit	(24,265,567)	(23,166,873)
Total Stockholders' Deficit	(3,001,363)	(3,909,349)
Total Liabilities and Stockholders' Deficit	$ 893,817	$ 1,173,662

The accompanying notes are an integral part of these consolidated financial statements.

HEVO Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2025 and 2024
(Audited)

	2025	2024
Revenues	$ 108,430	$ 325,291
Cost of goods sold	-	- 551,608
Gross Profit (Loss)	108,430	(226,317)
Operating Expenses		
Salaries and wages	561,762	1,684,360
Facilities	245,571	248,213
General and administrative	212,153	240,160
Legal and professional fees	222,185	212,341
Depreciation and amortization	159,345	180,198
Contract labor	217,272	171,510
Stock based compensation	336,489	(109,040)
Royalty	-	75,000
Equipment rental and small tools	41,560	52,863
Research and development	8,236	14,909
Advertising and marketing	123,725	8,570
Total Operating Expenses	2,128,298	2,779,084
Other Income (Expense)		
Gain on forgiveness of debt	1,076,205	-
Interest expense	(176,664)	(19,960)
Other income (expense), net	21,633	(18,771)
Gain (loss) on disposition of assets	-	14,800
Total Other Expense, Net	921,174	(23,931)
Net Loss	$ (1,098,694)	$ (3,029,332)

The accompanying notes are an integral part of these consolidated financial statements.

HEVO Inc.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT

For the Year Ended December 31, 2025 and 2024

(Audited)

	Common Stock Voting Value	Common Stock Non-Voting Value	Preferred Stock Value	Additional Paid-in Capital	Common Stock Warrants Subscription Receivable	Preferred Stock Receivable	SAFE Notes	Retained Earnings/ (Accumulated Deficit)	Total Stockholders' Deficit
Balance as of December 31, 2023	$ 625	$ 102	$ 619	$ 10,646,900	$ -	$ -	$ 6,213,118	$ (20,137,541)	$ (3,276,177)
Stock-based compensation	-	-	-	(109,040)	-	-	-	-	(109,040)
Issuance of common stock warrants	-	-	-	897,000	(180,000)	-	-	-	717,000
Issuance of SAFE Notes	-	-	-	-	-	-	1,788,200	-	1,788,200
Net loss	-	-	-	-	-	-	-	(3,029,332)	(3,029,332)
Balance as of December 31, 2024	$ 625	$ 102	$ 619	$ 11,434,860	$ (180,000)	$ -	$ 8,001,318	$ (23,166,873)	$ (3,909,349)
Stock-based compensation	-	-	-	336,489	-	-	-	-	336,489
Issuance of SAFE Notes	-	-	-	-	-	-	295,000	-	295,000
Issuance of preferred stock	-	-	51	1,364,925	-	(348,785)	-	-	1,016,191
Conversion of SAFE notes to preferred stock	-	-	-	25,000	-	-	(25,000)	-	-
Issuance of common stock warrants	-	-	-	179,000	180,000	-	-	-	359,000
Net loss	-	-	-	-	-	-	-	(1,098,694)	(1,098,694)
Balance as of December 31, 2025	$ 625	$ 102	$ 670	$ 13,340,274	$ -	$ (348,785)	$ 8,271,318	$(24,265,567)	$ (3,001, 363)

The accompanying notes are an integral part of these consolidated financial statements.

HEVO Inc.
CONSOLIDATED STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2025 and 2024
(Audited)

	2025	2024
Cash Flows from Operating Activities		
Net loss	$ (1,098,694)	$ (3,029,332)
Adjustments to reconcile net loss to net cash used in operations:		
Depreciation and amortization	168,805	180,199
Stock-based compensation	336,489	(109,040)
(Gain) Loss of disposition of assets	-	(14,800)
Right-of-use asset and lease liability	10,326	53,918
Changes in operating assets and liabilities:		
Accounts receivable	108,430	141,220
Prepaid and other current assets	(12,355)	20,350
Deposits	(9,461)	-
Accounts payable	(209,777)	(606,112)
Accrued expenses	(994,231)	938,739
Deferred revenue	-	(29,050)
Net cash used in operating activities	(1,700,468)	(2,453,908)
Cash Flows from Financing Activities		
Issuance of common stock warrants	179,000	717,000
Issuance of preferred stocks	1,016,191	-
Proceeds from warrants	180,000	-
Issuance of SAFE notes	295,000	1,788,200
Proceeds from loans	51,860	-
Repayment of loans	(49,255)	(49,826)
Net cash from financing activities	1,672,796	2,455,374
Net change in cash and cash equivalents	(27,672)	1,466
Cash and cash equivalents at beginning of year	27,940	26,474
Cash and cash equivalents at end of year	$ 268	$ 27,940
Supplemental information:		
Interest paid	$ 28,014	$ -
Income taxes paid	$ 31	$ -
Non-cash transaction:		
Gain on forgiveness of debt	$ 1,076,205	$ -

The accompanying footnotes are an integral part of these financial statements.

HEVO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025 AND 2024
(AUDITED)

NOTE 1 – NATURE OF OPERATIONS AND CONSOLIDATION

HEVO, Inc. was organized under the laws of the State of Delaware on November 1, 2011. The Company was founded to provide safe, seamless, and universal wireless charging equipment and software that can improve the efficiency of charging electric vehicles (EV). The Company's product, the Rezonant E8 is an 8kW Level 2 charger is the "only wireless and plug-in capable electric vehicle charger in the world". The Rezonant E8 is the "first wireless charger that has met SAE-J2954 specifications and has also completed UL-2750 safety testing". The Company's headquarters are in Brooklyn, New York.

Since November 1, 2011, the Company has relied upon its shareholders and grants for funding cash flow to pay for operating expenses (see discussions below). For the period from inception to December 31, 2025, the Company has generated losses aggregating more than $24 million. These matters do raise concern about the Company's ability to continue as a going concern (see Note 15).

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries HEVO Europe BV and HEVO Power Limited (collectively, which may be referred to as the "Company", "we," "us," or "our"). All intercompany transactions and balances have been eliminated in consolidation. The results of operations for the years ended December 31, 2025 and 2024 include the results of operations of HEVO Europe BV and HEVO Power Europe Ltd as of their respective dates of incorporation.

Subsidiaries

The Company's wholly owned subsidiary, HEVO Europe BV, was registered in the Netherlands on May 13, 2015.

The Company's wholly owned subsidiary, HEVO Power Limited, was registered in England and Wales on September 7, 2017.

All subsidiaries are dormant.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the consolidated financial statements and notes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates used in the preparation of the accompanying consolidated financial statements include recordings of depreciation and amortization and the collectible valuation of accounts receivable.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

Receivables and Credit Policy

Trade accounts receivable are recorded at the estimated collectible amounts due under contractual terms. Trade credit is generally extended on a short-term basis and, therefore, trade accounts receivable do not bear interest under normal trade terms. In certain instances, the Company may obtain a down payment ahead of providing goods or services to its customers.

The Company evaluates its accounts receivable for impairment in accordance with the Current Expected Credit Losses (CECL) model under ASC 326. This model requires the recognition of lifetime expected credit losses at the time the financial asset is originated or acquired. The Company estimates expected credit losses based on historical experience, current economic conditions, and reasonable and supportable forecasts.

As part of its credit risk management, the Company routinely assesses the financial condition of its customers and monitors outstanding balances. Based on this evaluation, management determined that the expected credit losses related to accounts receivable were not material. Accordingly, no allowance for credit losses was recorded as of December 31, 2025 or 2024.

As of December 31, 2025 and 2024, the Company had gross accounts receivable of Nil and $108,430, respectively.

Inventories

Inventories consist of raw materials comprising mechanical parts, printed circuit boards, electrical components and polycarbonates and are recorded at the lower of cost (first -in, first out) or net realizable value. The Company periodically reviews the value of items in inventories and provides

write-downs or write-offs of inventories based on its assessment of slow-moving inventories. There were no inventories write-off for the years ended December 31, 2025 and 2024.

Also included in inventories are the value of demonstration equipment that is currently being used for off-site demonstrations. Management intends to use the demonstration equipment for a period of no longer than one year and subsequently sell the equipment.

Prepaid Expenses

Prepaid expenses consist of various payments that the Company has made in advance for goods or services to be received in the future. These prepaid expenses include licenses, insurance, and services or other contracts requiring upfront payments.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in the income statement.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is three to seven years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2025 and 2024.

Intangible Assets – Patents

Patents are amortized on a straight-line basis over their useful life. Patents are amortized on a straight-line basis over the remaining life of the patent (twenty years or less), commencing when the patent is approved and placed in service.

The Company reviews the carrying value of intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for the years ended December 31, 2025 and 2024.

Intangible Assets – Domain/Website Development Costs

Domain name costs are accounted for in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC 350-50) guidance pertaining to Intangibles-Goodwill and Other, Website Development Costs. Certain modules and components of the Company's overall website development are ready for their intended use and the Company's resulting websites are currently operational. Accordingly, the annual domain name renewal fees are currently being amortized over one year and the purchase of any new domain names are the only amounts being capitalized. Since the ownership of each domain name can be renewed for a nominal renewal fee each year prior to their expiration date, the useful lives of the domain names are deemed to be indefinite and no amortization of the capitalized costs for the domain names will be recorded. As of December 31, 2025 and 2024, the Company had capitalized costs related to domain/website development costs totaling $25,000.

Internally Developed Software to be Sold, Leased, or Marketed

In accordance with ASC 985-20, all costs incurred to establish technological feasibility of software to be sold, leased or otherwise marketed are expensed when incurred.

Technical feasibility is established when the entity has completed all planning, designing, coding and testing necessary to determine that the product will meet its design specifications, including functions, features, and technical performance specifications. Once technical feasibility has been established, subsequent costs should be capitalized until the software begins to be marketed. As of December 31, 2025 and 2024, the Company had capitalized costs related to internally developed software totaling $455,048 and $455,048, respectively.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2025 and 2024.

Leases

The Company accounts for leases in accordance with Accounting Standards Codification (ASC) 842, "Leases." For operating leases, the Company recognizes a right-of-use (ROU) asset and a lease liability at the lease commencement date. The ROU asset represents the Company's right to use

the underlying asset during the lease term, while the lease liability represents the present value of lease payments that are not yet paid. Lease payments are discounted using the rate implicit in the lease, or if not readily determinable, the Company's incremental borrowing rate.

ROU assets are initially measured based on the lease liability, adjusted for any lease payments made at or before the commencement date, lease incentives received, and initial direct costs incurred. The ROU asset is subsequently amortized over the lease term on a straight-line basis. Lease liabilities are increased to reflect interest on the liability and reduced to reflect lease payments made during the period.

Operating lease expense is recognized on a straight-line basis over the lease term within the Company's operating expenses. The Company evaluates its lease agreements to determine whether a contract conveys the right to control the use of an identified asset and whether it qualifies as an operating or finance lease. Short-term leases with an initial term of 12 months or less are not recorded on the balance sheet, and lease expense is recognized as incurred.

Accounts Payable

Accounts payable are recorded at their invoiced amounts and represent obligations to pay for goods or services received. They are classified as current liabilities unless payment is not due within one year. Accounts payable are recognized at the transaction date and are subsequently measured at amortized cost, which typically equals the original invoiced amount.

Accrued Expenses

Accrued expenses represent liabilities for goods or services that have been received but not yet paid for as of the reporting date. These include accrued compensation and payroll liabilities, royalties, interest on outstanding debt, and other routine operating expenses. These expenses are recognized when incurred, based on the best estimate of the amount owed, even if no formal invoice has been received. Accrued expenses are classified as current liabilities and are typically settled within the normal operating cycle.

Stock and Equity Based Compensation

Consistent with US GAAP, the Company records stock-based compensation as a non-cash expense.

The Company measures and recognizes compensation expenses for all stock-based awards, granted to employees and directors based on the estimated fair value of the awards on the date of grant. The fair value of each stock option award is estimated on the grant date using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the expected term of the option, the expected volatility of the price of the Company's common stock, risk-free interest rates, and the expected dividend yield of the Company's common stock. The assumptions used to determine the fair value of the awards represent management's best estimates. These estimates involve inherent uncertainties and the application of management's judgment.

The Company amortizes the fair value of each stock award over the requisite service period of the awards in accordance with the associated vesting schedule. Stock based compensation is adjusted based upon actual forfeitures.

HEVO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025 AND 2024
(AUDITED)

Revenue Recognition

The Company generates service revenue from engineering and development activities performed for customers. Service revenue is recognized as the services are performed in accordance with the related contracts, which may provide for billing based on time and materials and/or achievement of specified milestones.

The timing of the Company's revenue recognition may differ from the timing of payment by its customers. A receivable is recorded when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of goods or services, the Company records deferred revenue until the performance obligations are satisfied. The Company has no deferred revenue as of December 31, 2025 and 2024.

Advertising

The Company expenses advertising costs as they are incurred. For the years ended December 31, 2025 and 2024, the Company had advertising and marketing expense amounting to $123,725 and $8,570, respectively.

Income Taxes

The Company accounts for income taxes under the asset and liability method, as required by ASC 740, *Income Taxes*. Under this method, deferred income tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for net operating loss ("NOL") and tax credit carryforwards. Income taxes are provided for the tax effects of transactions reporting in the consolidated financial statements and consist of currently due taxes plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

As of December 31, 2025 and 2024, the Company had no provision for federal or state income taxes due to operating losses incurred since inception. The Company has not recognized any deferred tax assets related to these losses, as the realization of such assets is not considered more likely than not at this time.

The Company has evaluated its tax positions under ASC 740-10 and concluded that there are no material uncertain tax positions as of December 31, 2025 and 2024. The Company does not anticipate any significant changes to uncertain tax positions within the next 12 months.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

HEVO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025 AND 2024
(AUDITED)

NOTE 3 – INVENTORIES

Inventories consist of the following as of December 31, 2025 and 2024:

	2025	2024
Raw materials	$ 43,780	$ 43,780
Demonstration equipment	94,152	94,152
Total Inventories	$ 137,932	$ 137,932

Inventory remained unchanged during 2025, with no purchases, usage, or product sales throughout the year. The balance as of December 31, 2025 and 2024, consists of pre-purchased components for a customer project still in development and is expected to be used in future production phases. The Company has assessed slow-moving inventory and determined that there was no need for write-downs.

While the inventory is not currently in active use as the company is focused on developing new technology, it still retains functional value. Upon successful development and implementation of the new technology, the existing inventory is expected to be gradually replaced. Inventories are being stored at Brooklyn headquarters and partial inventories in China.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment, net consisted of the following as of December 31, 2025 and 2024:

	2025	2024
Furniture and fixtures	$ 83,419	$ 83,419
Machinery and equipment	123,827	123,827
Technology	28,714	28,714
Vehicles	20,575	20,575
Less: accumulated amortization	(200,216)	(154,680)
Total property and equipment, net	$ 56,319	$ 101,855

Depreciation expense for the years ended December 31, 2025 and 2024 were $45,536 and $49,449, respectively. Depreciation of property and equipment is charged to the statement of operations using the straight-line method over the estimated useful lives of the respective assets of 3 to 7 years. Leasehold improvements are depreciated over the shorter of the useful life or the lease term.

There were no disposal of property and equipment for the year ended December 31, 2025. Gain on disposal of property and equipment for the year ended December 31, 2024 was $14,800.

NOTE 5 – INTANGIBLE ASSETS

Intangible assets, net consisted of the following as of December 31, 2025 and 2024:

	2025	2024	Service Life Applied (Years)

HEVO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025 AND 2024
(AUDITED)

Patents	$	291,173	$	291,173	15-20
Internally developed software		455,048		455,048	7
Domain name		25,000		25,000	15
Licenses of intellectual property		178,660		178,660	6
Less: accumulated amortization		(502,486)		(388,678)	
Total intangible assets, net	$	447,395	$	561,203	

NOTE 6 – CONVERTIBLE NOTE PAYABLE

On October 6, 2021, the Company executed a convertible note purchase agreement with New York State Energy Research and Development Authority (the "NYSERDA Note") in the principal amount of $500,000. The NYSERDA Note has a term of two years unless extended and bears interest at the annual rate of interest of 4% per annum and may be converted, at the option of NYSERDA and upon the occurrence of certain events including a qualified financing of $1 million or more, into equity securities of the Company. NYSERDA also has the option to convert the note principal and any accrued and unpaid interest into a term loan prior to a qualified financing.

The convertible note payable includes the following conversion terms:

- Upon closing of an equity financing of at least $1 million dollars ("Qualified Financing") the outstanding balance of the notes shall be automatically converted into shares of the stock of the Company at a per share price equal to the conversion price stipulated in the note.
- In the event that on or before the maturity date (a) the Company has not consummated a Qualified Financing or (b) an extraordinary event has not occurred, on the maturity date the holder, at its option may elect to convert the outstanding balance into shares of common stock at a price per share equal to the then fair market value of the common stock.
- In the event that prior to a Qualified Financing, there is an extraordinary event, the outstanding balance shall be automatically converted into common stock at a price per share equal to the fair market value of the common stock at the time of such conversion.

As of December 31, 2025 and 2024, the convertible note payable was outstanding and has accrued interest of $171,889 and $66,000, respectively.

NOTE 7 – LOANS PAYABLE

Shareholders Loans

Certain shareholders extended loans to the Company during the years ended December 31, 2025 and 2024. As of December 31, 2025 and 2024, total outstanding shareholder loans amounted to $30,000 and $18,180, respectively.

The loan balance outstanding as of December 31, 2024 was non-interest bearing, had no fixed maturity, and was fully repaid during 2025.

The loan balance outstanding as of December 31, 2025 bears interest at 2% per annum and is due on December 31, 2026.

Loans payable

In 2023, the Company received $1,000,000, originally intended as an exclusive licensing payment for distribution rights in specific Eurasian countries. Following a mutual decision to sever ties, the arrangement was converted into a long-term loan, with the Company agreeing to return the $1,000,000 when it is financially able to do so. The loan is non-interest bearing and is not expected to be repaid within 12 months from the reporting date. This amount remains outstanding as of December 31, 2025 and 2024.

NOTE 8 – ACCRUED COMPENSATION

As of December 31, 2024, the Company had accrued compensation liabilities totaling $1,403,921. During the year ended December 31, 2025, the Company entered into agreements with certain employees to modify the terms of these obligations, which included revised salary arrangements and the issuance of 1,600,000 common stock warrants.

As a result of these agreements, a portion of the previously accrued compensation was forgiven, and the Company recognized a gain on forgiveness of debt of $1,076,205 in the statement of operations for the year ended December 31, 2025.

As of December 31, 2025, the remaining accrued compensation liability amounted to $760,416, which is included in accrued expenses and is expected to be settled within the next twelve months.

NOTE 9 – INCOME TAXES

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax-planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the benefits of these deductible differences as of December 31, 2025 and 2024. Accordingly, the deferred tax assets have been reduced by a valuation allowance. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

At December 31, 2025, the Company has net operating loss carryforwards for federal income tax purposes of approximately $24,276,836, which are available to offset future federal taxable income, if any, with no expiration date.

The Company has been granted an extension for its income tax return for the period ended December 31, 2025. Once filed the return will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a C Corporation.

NOTE 10 – EQUITY

Preferred Stock

In April 2020, the Company created a class of preferred stock designated as Series A-1 Preferred Stock (the “Series A-1 Preferred Stock”). The rights, preferences, and privileges of the preferred

stock are set forth in the Company's certificate of incorporation. The Series A-1 Preferred Stock is convertible, at the option of the holder, into fully paid shares of common stock at an initial conversion ratio of 1.45 shares of common stock for each preferred share.

As of December 31, 2025 and 2024, the Company had 10,000,000 shares of preferred stock authorized and 6,189,369 shares of Series A-1 Preferred Stock issued and outstanding.

During the year ended December 31, 2025, the Company issued 524,829 shares of Series A-2 Preferred Stock for total consideration of $1,389,976, of which $348,785 remained receivable as of December 31, 2025 and is presented as a subscription receivable within stockholders' equity.

The Company is in the process of amending its certificate of incorporation, which is expected to be completed in 2026, to increase the total authorized preferred stock to 20,000,000 shares with a par value of $0.0001 per share. Upon effectiveness of the amendment, 12,000,000 shares will be designated as Series A-2 Preferred Stock, 6,200,000 shares as Series A-1 Preferred Stock, and the remaining 1,800,000 shares will be undesignated preferred stock. The Series A-2 Preferred Stock will constitute a separate series with its own rights and preferences, including a 1x non-participating liquidation preference and conversion and voting rights consistent with the Company's preferred stock structure.

Holders of preferred stock are entitled to receive dividends, when and if declared, on an as-if-converted basis in the same form as dividends declared on common stock. In the event of a liquidation, dissolution, or winding up of the Company, holders of Series A-1 Preferred Stock are entitled to receive, prior to any distribution to common stockholders, the greater of (i) 1.5 times the original issue price or (ii) the amount that would have been payable had the shares been converted to common stock immediately prior to such event. The Series A-2 Preferred Stock carries a 1x non-participating liquidation preference.

The Company evaluates the classification of its preferred stock in accordance with applicable accounting guidance for distinguishing liabilities from equity. Preferred shares subject to mandatory redemption are classified as liabilities and measured at fair value. Conditionally redeemable preferred shares are classified as temporary equity. All other preferred shares are classified within stockholders' equity. As of December 31, 2025 and 2024, all outstanding preferred shares are classified within stockholders' equity.

Common Stock

As of December 31, 2025 and 2024, the Company was authorized to issue 30 million shares of common stock with a par value of $0.0001 per share. Of the shares of common stock authorized at those dates, 20 million were designated as voting common stock and 10 million as non-voting common stock. As of December 31, 2025 and 2024, there were 6,253,966 shares of voting common stock issued and outstanding. There were 1,010,417 shares of Non-Voting Common Stock issued and outstanding as of December 31, 2025 and 2024.

The holders of voting common stock are entitled to one vote for each share of voting common stock held at all meetings of stockholders (and written actions in lieu of meetings). The holders of voting common stock are not entitled to cumulative voting rights. The holders of the non-voting stock are not entitled to vote with respect to any actions of the Company.

The Company shall not declare, pay or set aside dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of common stock payable in shares

of common stock) unless the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount equal to the dividend per share of Preferred Stock as would equal the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into common stock.

In the event of the Company's liquidation, dissolution, deemed liquidation event or winding up, after the payment of all preferential amounts required to be paid to the holders of Preferred Stock, the remaining assets of the Company are available for distribution to the holders of shares of common stock, pro rata based on the number of shares held by each such holder.

SAFE Notes

On August 17, 2021, the Company entered into an agreement with OpenDeal Broker LLC d/b/a the Capital R under which the Company engaged Capital R to host offerings of certain securities in compliance with the Securities Act of 1933 (the "Securities Act"); specifically under the Rule 506(c) exemption from registration under the Securities Act.

On September 28, 2021, the Company launched an offering pursuant to Regulation D, 506(c) of the Securities Act of up to $5,000,000 of SAFEs. The minimum raise was set at $500,000 and the maximum up to $5,000,000 (the "Reg D SAFE"). Under the terms of the raise, funds were made available to the Company on a rolling close basis once the Company raised a minimum of $500,000 ("Minimum Offering"). The offering closed on February 19, 2022. As of December 31, 2022, the company had received $2,140,853 from rolling closes and direct investments under the Reg D SAFE. The SAFEs are automatically convertible into common stock shares on the completion of an equity financing event of at least $5,000,000 ("Equity Financing"). The conversion price is the lesser of 80% of the price per unit of preferred units received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation that ranges from $40,000,000 divided by the sum of all Company interests issued and outstanding, assuming exercise or conversion of all outstanding profits interest, vested and unvested options, warrants and other convertible securities, but excluding all SAFEs, convertible promissory notes, and including all interests reserved and available for future grant under any equity incentive or similar plan of the Company and/or any equity incentive or similar plan to be created or increased in connection with the Equity Financing.

In 2022, the Company launched an offering pursuant to Regulation CF, 506(c) of the Securities Act of up to $5,000,000 of SAFEs through the crowdfunding portals Republic and Wefunder. The minimum raise was set at $500,000 and the maximum up to $5,000,000 (the "Reg CF SAFE"). Under the terms of the raise, funds were made available to the Company on a rolling close basis once the Company raised a minimum of $500,000 ("Minimum Offering"). The Republic offering closed on June 30, 2022. As of December 31, 2022, the Company had received $1,851,080 from rolling closes and direct investments under the Reg CF SAFE through Republic. The Wefunder offering closed on April 30, 2023. As of December 31, 2022, the company had received $285,046 from rolling closes and direct investments under the Reg CF SAFE through Wefunder. The SAFEs are automatically convertible into common stock shares on the completion of an equity financing event of at least $5,000,000 ("Equity Financing"). The conversion price is the lesser of 80% of the price per unit of preferred units received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation that ranges from $50,000,000 divided by the sum of all Company interests issued and outstanding, assuming exercise or conversion of all outstanding profits interest, vested and unvested options, warrants and other convertible securities, but excluding all SAFEs, convertible promissory notes, and including all interests reserved and available for future

grant under any equity incentive or similar plan of the Company and/or any equity incentive or similar plan to be created or increased in connection with the Equity Financing.

In March 3, 2023, the Company offered to its own network and current pool of accredited shareholders pursuant to Regulation D, 506(c) of the Securities Act of up to $5,000,000 of SAFE. The minimum raise was set at $500,000 and the maximum up to $5,000,000 (the “Reg D SAFE”). The offering closed in November 30, 2023 and the company received $905,500 from direct investments under the Reg D SAFE. The SAFEs are automatically convertible into common stock shares on the completion of an equity financing event of at least $5,000,000 (“Equity Financing”). The conversion price is the lesser of 85% of the price per unit of preferred units received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation that ranges from $50,000,000 divided by the sum of all Company interests issued and outstanding, assuming exercise or conversion of all outstanding profits interest, vested and unvested options, warrants and other convertible securities, but excluding all SAFEs, convertible promissory notes, and including all interests reserved and available for future grant under any equity incentive or similar plan of the Company and/or any equity incentive or similar plan to be created or increased in connection with the Equity Financing.

In December 13, 2023, the Company lowered the cap as a special offering to internal accredited investors pursuant to Regulation D, 506(c) of the Securities Act of up to $5,000,000 of SAFE. The minimum raise was set at $500,000 and the maximum up to $5,000,000 (the “Reg D SAFE”). The offering closed on January 31, 2024 and received $548,796 from direct investments under the Reg D SAFE. The SAFEs are automatically convertible into common stock shares on the completion of an equity financing event of at least $5,000,000 (“Equity Financing”). The conversion price is the lesser of 80% of the price per unit of preferred units received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation that ranges from $25,000,000 divided by the sum of all Company interests issued and outstanding, assuming exercise or conversion of all outstanding profits interest, vested and unvested options, warrants and other convertible securities, but excluding all SAFEs, convertible promissory notes, and including all interests reserved and available for future grant under any equity incentive or similar plan of the Company and/or any equity incentive or similar plan to be created or increased in connection with the Equity Financing.

The Company continued to offer to internal accredited investors pursuant to Regulation D, 506(c) of the Securities Act of up to $5,000,000 of SAFE. The minimum raise was set at $500,000 and the maximum up to $5,000,000 (the “Reg D SAFE”). The offering closed on October 31, 2024 and received $1,788,200 from direct investments under the Reg D SAFE. The SAFEs are automatically convertible into Safe Preferred Stock on the completion a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre- money valuation (“Equity Financing”). The conversion price is the lesser of 80% of the price per unit of preferred units received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation that ranges from $25,000,000 divided by the sum of all Company interests issued and outstanding, assuming exercise or conversion of all outstanding profits interest, vested and unvested options, warrants and other convertible securities, but excluding all SAFEs, convertible promissory notes, and including all interests reserved and available for future grant under any equity incentive or similar plan of the Company and/or any equity incentive or similar plan to be created or increased in connection with the Equity Financing.

On November 1, 2024, the Company announced a special anniversary offering to internal accredited investors pursuant to Regulation D, 506(c) of the Securities Act of up to $5,000,000 of SAFE. The minimum raise was set at $500,000 and the maximum up to $2,000,000 (the “Reg D SAFE”). The

offering closed on April 9, 2024, and received $897,000 from direct investments under the Reg D SAFE. The terms of the SAFE are as follows: $25M valuation cap SAFE note with penny warrant coverage of 25% of total investment; SAFE note implied price per share of $1.22/share with $25M cap. Every $10,000 of investment equates to an additional 2,047 shares of voting common stock via warrants.

In 2025, the Company continued to raise funds from accredited investors through the issuance of SAFEs pursuant to Regulation D, Rule 506(c) of the Securities Act. During the year, the Company received aggregate proceeds of $295,000 from these SAFE issuances. During 2025, SAFEs with a total amount of $25,000 were converted into Preferred Stock in accordance with the terms of the agreements. The SAFEs issued in 2025 contain terms consistent with prior offerings and are expected to convert into equity securities upon the occurrence of a qualified equity financing event, as defined in the respective agreements. The conversion price is generally based on the lesser of (i) 80% of the price per share issued in a qualified equity financing (representing a 20% discount) or (ii) the price per share implied by a valuation cap of $25,000,000.

The SAFEs are automatically convertible into Safe Preferred Stock on the completion a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre- money valuation ("Equity Financing"). The conversion price is the lesser of 80% of the price per unit of preferred units received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation that ranges from $25,000,000 divided by the sum of all Company interests issued and outstanding, assuming exercise or conversion of all outstanding profits interest, vested and unvested options, warrants and other convertible securities, but excluding all SAFEs, convertible promissory notes, and including all interests reserved and available for future grant under any equity incentive or similar plan of the Company and/or any equity incentive or similar plan to be created or increased in connection with the Equity Financing.

NOTE 11 - EQUITY INCENTIVE PLAN AND STOCK BASED COMPENSATION

In 2013, the Company adopted its 2013 Equity Incentive Plan (the "Plan") which provides for the granting of stock options to employees, directors, consultants and other third parties assisting the Company. Stock options granted under the Plan may be either incentive stock options ("ISOs) or nonqualified stock options ("NSOs").

As of December 31, 2024, a total of 2,534,992 shares of common stock were authorized for issuance under the Company's amended stock-based compensation plan.

In 2025, the Plan was further amended. As of December 31, 2025, a total of 1,972,492 shares of common stock were authorized for issuance under the Plan, all of which were issued and outstanding as of that date.

In general, shares subject to stock-based awards that are forfeited, cancelled, or repurchased are returned to the pool of shares available for issuance under the Plan.

Stock options under the Plan generally expire 10 years from the date of grant, or earlier if services are terminated. The exercise prices ranged from $0.38 to $0.85 per common share, having a weighted average exercise price of $0.71 per common share.

In 2023, the Company adopted its 2023 Equity Incentive Plan (the "Plan"), which provides for the granting of stock-based awards, including stock options, to employees, directors, consultants, and

other third parties providing services to the Company. Stock options granted under the Plan may be either incentive stock options ("ISOs") or nonqualified stock options ("NSOs").

As of December 31, 2025 and 2024, a total of 4,500,000 shares of common stock were authorized for issuance under the Plan. As of December 31, 2025, 2,279,416 stock options and restricted stock units ("RSUs") were issued and outstanding, and 2,220,584 shares remained available for future issuance under the Plan. As of December 31, 2024, 2,056,916 stock options and RSUs were issued and outstanding, and 2,443,084 shares remained available for future issuance under the Plan. Stock-based awards that are forfeited, cancelled, or repurchased generally are returned to the pool of shares available for issuance under the Plan.

Stock options under the Plan generally expire 10 years from the date of grant, or earlier if services are terminated. The exercise price is $0.65 per common share, having a weighted average exercise price of $0.65 per common share.

The exercise price of an ISO and NSO shall not be less than 100% of the estimated fair value of the shares on the date of grant, respectively, as determined by the Company's board of directors. Stock options granted vest over varying terms depending on the nature of the role of and period over which the grantee is providing services to the Company.

The Company records stock-based compensation expense for stock options based on the estimated fair value of the options on the date of the grant using the Black-Scholes option-pricing model.

The absence of a public market for the Company's common stock requires the Company's board of directors to estimate the fair value of its common stock for purposes of granting options and for determining stock-based compensation expense by considering several objective and subjective factors, including contemporaneous third-party valuations, market conditions and performance of comparable publicly traded companies, developments and milestones in the Company, the rights and preferences of common and preferred stock, and transactions involving the Company's stock. The fair value of the Company's common stock was determined in accordance with applicable elements of the American Institute of Certified Public Accountants guide, Valuation of Privately Held Company Equity Securities Issued as Compensation.

The weighted-average assumptions in the Black-Scholes option-pricing models used to determine the fair value of stock options granted during the years ended December 31, 2025 and 2024 were as follows:

	2025	2024
Expected volatility	46.40% - 68.14%	47.91% - 52.48%
Risk-free interest rate	3.58% - 4.429%	3.58% - 4.429%
Dividend rate	0%	0%
Expected term (in years)	1 – 10	1 – 10

Total stock-based compensation expense for stock awards recognized during the years ended December 31, 2025 and 2024 were $336,489 and $382,279, respectively. The stock option compensation expense is recognized ratably over the period as the stock options vest. The aggregate fair value amount of unvested compensation were $111,251 and $288,739, respectively, as of December 31, 2025 and 2024.

HEVO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025 AND 2024
(AUDITED)

NOTE 12 – CHANGE IN ACCOUNTING ESTIMATE – SHARE-BASED COMPENSATION EXPENSE

During the year ended December 31, 2024, the Company revised its estimation methodology for share-based compensation expense to align with updated valuation inputs and tracking tools provided by its equity management platform. In prior years, the Company calculated share-based compensation expense using a manual, spreadsheet-based method. Beginning in 2024, the Company transitioned to using system-generated valuations from Carta, which incorporate more robust and up-to-date inputs for estimating the fair value and recognition timing of equity awards. As a result of this change in estimate, the Company determined that the cumulative share-based compensation expense recognized as of December 31, 2023, was overstated by $491,318. In accordance with Accounting Standards Codification (ASC) 250, *Accounting Changes and Error Corrections*, the change in estimate has been accounted for prospectively. The overstatement was reversed in 2024 and no prior period amounts have been restated.

Excluding the impact of the adjustment, the share-based compensation expense for the year ended December 31, 2024, amounted to $382,279. The net impact of the adjustment resulted in a $109,039 reduction in compensation expense for the year, which is reflected in the accompanying statement of operations for 2024.

NOTE 13 – LEASES

In February 2022, the Company entered an operating lease for an office space and fulfillment center in New York City, New York. The original lease had a term of 18 months. The lease was then extended in June 2023 which extended the lease term for 24 months. Future payment obligations with respect to the Company's operating leases, which were existing at December 31, 2025, by year and in the aggregate, are as follows:

	Amount
Year ending December 31, 2026	$ 126,735
Total future payments	126,735
Less: interest	(1,646)
Present value of lease liability	$ 125,089
Months remaining as of December 31, 2025	7
Weighted Average Interest Rate	1.32%

NOTE 14 – COMMITMENTS AND CONTINGENCIES

From time to time, the Company may be involved in legal proceedings arising in the ordinary course of business. The outcome of such matters is inherently uncertain.

Loss Contingencies

As of December 31, 2025 and 2024, the Company recorded a total loss contingency of $492,451 and 446,759, respectively, related to certain legal and contractual matters.

HEVO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025 AND 2024
(AUDITED)

USAR Labs Matter

The Company is involved in a lawsuit initiated by USAR Labs in the Supreme Court of the State of New York, New York County, relating to disputes over technology services, infrastructure access, and related contractual arrangements. The matter is currently in the early stages of discovery, and no trial date has been set.

The Company has also recorded a liability of $230,039 related to the USAR Labs matter, which remained outstanding as of December 31, 2025. In January 2026, the court issued a ruling requiring the Company to pay outstanding invoices totaling $146,562 within specified deadlines. No settlement agreement has been reached; rather, the payment obligation arises pursuant to the court's order. Accordingly, the Company expects to reverse approximately $83,477 upon settlement payment.

New York University Licensing Agreement

The Company is also a defendant in a civil action brought by New York University in the Supreme Court of the State of New York, New York County, concerning alleged obligations under a license agreement. The Company has filed a motion to dismiss the complaint, which remains pending, and no substantive discovery has commenced. The company contends that, since it began using the technology, there has been no commercialization of the NYU-licensed technology and, accordingly, royalties have been accrued only through 2024.

The Company has recorded a liability of $150,000 related to accounts payable with New York University Poly that are currently being contested and remains outstanding as of December 31, 2025 and 2024.

Legal Fees

As of December 31, 2024, the Company has outstanding liability of 271,019 to Stradley Ronon Stevens & Young, LLP. In 2025, the liability was waived by the law firm.

As of December 31, 2025, Company has outstanding liability of $95,888 related to legal fees from Reitler Law as of December 31, 2025.

Other Matters

As of December 31, 2025 and 2024, the Company has outstanding liabilities to US Lockbox and PTC Inc. amounting to $16,525, and to Arena Solutions amounting to $9,215, which are recorded under accrued expenses and are currently under dispute with these creditors.

Threatened or Unasserted Claims

As of December 31, 2025 and 2024, the Company was not aware of any material pending or threatened legal matters requiring disclosure or accrual.

New York University License Agreement

The Company entered into a license agreement with New York University ("NYU") that requires the payment of royalties based on a percentage of net sales and other specified consideration in accordance with the terms of the agreement.

As of December 31, 2025 and 2024, the Company has accrued royalty-related liabilities totaling $540,000, which are included in accrued expenses and other current liabilities in the accompanying balance sheets.

During 2025, the Company became involved in litigation with NYU related to the license agreement. In light of the ongoing dispute and the uncertainty surrounding the enforceability and extent of the Company's obligations under the agreement, the Company paused the accrual of additional royalty expense during 2025.

The Company has not utilized, and does not currently intend to utilize, the NYU-licensed technology for commercial purposes. Management will continue to evaluate the Company's obligations under the agreement as additional information becomes available and will adjust the recorded liability, if necessary, in future periods.

NOTE 15 –LIQUIDITY AND GOING CONCERN CONSIDERATIONS

The Company's financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company sustained a net loss of approximately $1.1 million and $3.0 million for the years ended December 31, 2025 and 2024 and has an accumulated deficit of approximately $24.27 million and $23.17 million as of December 31, 2025 and 2024, and negative working capital of approximately $2.1 million and $3.2 million at December 31, 2025 and 2024, respectively. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

The Company is actively executing on a strategic plan to support its long-term growth. During 2025, management has made progress in developing a robust pipeline of customer orders from fleets, automakers, and installers, with expected fulfillment extending through at least 2026. This growing pipeline is expected to provide a revenue-producing activities to support the Company's continued operations and expansion initiatives.

Management believes that the continuation of its current operating performance will provide the opportunity to obtain both short and long-term financing. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 16 – SUBSEQUENT EVENTS

Settlement with USAR Labs Matter

In January 2026, the Company entered into a settlement agreement related to the USAR Labs matter pursuant to a court order, under which the Company agreed to pay $146,562 in full settlement of the dispute. As of December 31, 2025, the Company had previously recorded a liability of $230,039 related to this matter. As a result of the settlement, the Company will recognize a reduction of approximately $83,477 in the period in which the settlement is finalized and paid.

Issuance of Preferred Stock

HEVO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025 AND 2024
(AUDITED)

In 2026, the Company received proceeds of $191,262 from the issuance of Preferred Stock (Series SA2). The issuance relates to equity financing transactions entered into subsequent to December 31, 2025.

Management's Evaluation

Management has evaluated subsequent events through April 29, 2026, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.